                                                                          Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1475
April 28, 2010

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Lincoln National Corporation
      Form 10-K filed February 25, 2010
      File No. 1-06028

Dear Mr. Riedler:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of April 26, 2010, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-K for the year ended December 31, 2009, filed February 25, 2010.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Item 1. Business, page 1
Reinsurance, Page 16

1.
You filed your Indemnity Reinsurance Agreement dated as of January 1, 1998 with Connecticut General Life Insurance Company and your Coinsurance Agreement dated as of October 1, 1998 with AETNA Life Insurance and Annuity Company as material contracts under Item 601(b)(10) of Regulation S-K.  Please revise your disclosure to provide the material terms of these agreements, including, but not limited to any payment provisions, rights obtained, material obligations that must be met to keep the agreement in place, term and termination provisions.  In addition, please disclose the current status and significance of these agreements.

April 28, 2010
In re: Lincoln National Corporation

Response:

As disclosed on Forms 8-K filed at the time of the transactions, in July 1997, LNC acquired the individual life insurance and annuity blocks of businesses of CIGNA Corporation (“CIGNA”), and in May 1998, LNC acquired the individual life insurance block of business of Aetna.  Typically, blocks of insurance business are sold through indemnity reinsurance arrangements, which is how the blocks of insurance business were acquired from CIGNA and Aetna.  The Indemnity Reinsurance Agreement dated as of January 1, 1998 with Connecticut General Life Insurance Company relates to the transaction with CIGNA.  The Coinsurance Agreement dated as of October 1, 1998 with AETNA Life Insurance and Annuity Company relates to the transaction with Aetna. Under these indemnity reinsurance agreements, one of our insurance subsidiaries, Lincoln Life & Annuity Company of New York (“LLANY”), agreed to provide 100% indemnity reinsurance for the business assumed.  In each case, the third-party insurer, or the “cedent”, (i.e. CIGNA or Aetna) remains primarily liable on the underlying insurance business.

Under Item 1A. Risk Factors in our Form 10-K for the year ended December 31, 2009, under the Risk Factor, “Certain blocks of our insurance business purchased from third-party insurers under indemnity reinsurance agreements may require us to place assets in trust, secure letters of credit or return the business, if the financial strength ratings and/or capital ratios of certain insurance subsidiaries are not maintained at specified levels”, at page 34, we disclose that we have entered into a number of indemnity reinsurance arrangements for blocks of insurance business purchased from third party insurers.  The largest of these indemnity reinsurance arrangements include the Indemnity Reinsurance Agreement with CIGNA and the Coinsurance Agreement with Aetna.  The current disclosure included in this Risk Factor details the material ongoing obligations that the Company has under these types of agreements on a combined basis, including the obligation to maintain a certain level of statutory reserves and certain levels of insurer financial strength ratings and capital ratios, and the respective levels of these measures are detailed as well.  We believe that the information currently included in this risk factor adequately discloses the material terms of these agreements including material obligations that must be met to keep the agreement in place and the current status and significance of these agreements.

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If you have any questions regarding our response, please contact me directly at (484) 583-1475.

Sincerely,

/s/ Charles A. Brawley
Charles A. Brawley, III
Vice President, Assistant General Counsel & Secretary

cc:           Frederick J. Crawford, Executive Vice President & Chief Financial Officer